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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X    Form 40-F
               -----            -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )
                                                   ------------
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to making arrangements to ascertain the preferences of its shareholders regarding the choice of means of receipt and language of its Corporate Communication.



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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                          PetroChina Company Limited



Dated: July 25, 2008                      By:    /s/ Li Huaiqi
                                                 -------------------------------
                                          Name:  Li Huaiqi
                                          Title: Company Secretary

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

                            [PETROCHINA COMPANY LOGO]
                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (STOCK CODE: 857)


                                  ANNOUNCEMENT


--------------------------------------------------------------------------------

The Company wishes to announce that it is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Hong Kong Listing Rules, making arrangements to ascertain the preferences of its shareholders with respect to the choice of means of receipt and language of its Corporate Communication.

--------------------------------------------------------------------------------




INTRODUCTION

For the purposes of environmental protection and cost saving, the Company is making the arrangements described below to ascertain its shareholders' preferences as to the choice of means of receipt (in printed form or by electronic means) and language (in English only, in Chinese only or both English and Chinese) of the future Corporate Communication.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Hong Kong Listing Rules, the following arrangements will be made by the Company:

1. The Company will send a letter on 24 July 2008 (the "First Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed envelope to its shareholders to enable them to elect to receive the future Corporate Communication:

     (i)  through the Company's website: www.petrochina.com.cn; or

     (ii) to receive a notification letter of the posting of the Corporate Communications on the website of the Hong Kong Stock Exchange; or

     (iii) to receive a printed English version only; or

     (iv) to receive a printed Chinese version only; or

     (v)  to receive both the printed English and Chinese versions.

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The First Letter explains that if no reply is received from shareholders by 12
August 2008, the arrangements described below will apply, where applicable:

     (i) the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and

     (ii) the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

     Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company's Share Registrar.

Shareholders are entitled at any time to change their choice of means of receipt and language of the Corporate Communication by giving reasonable notice in writing to the Company's Share Registrar.

2. With respect to shareholders who choose to receive the Corporate Communication in printed form, the Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company's Share Registrar in writing that they wish to receive the Corporate Communication in the other (or both) language(s), or by electronic means (receive a notification letter to visit the Company's website).

3. When each printed Corporate Communication is sent out in accordance with the first and second arrangements described above, a letter (the "Second Letter") and a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed in the relevant Corporate Communication, together with a pre-paid addressed envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their choice of means of receipt and language of the Corporate Communication by completing the Change Request Form and returning it to the Company's Share Registrar.

4. All Corporate Communication in both English and Chinese, and in accessible format, will be available on the Company's website at www.petrochina.com.cn. Soft copies of both languages of all such Corporate Communication will be filed with the Hong Kong Stock Exchange on the same day they are despatched to shareholders, or on such other day as required by the Hong Kong Stock Exchange or pursuant to the Hong Kong Listing Rules.

5.   The Company can be contacted at the Company's Share Registrar hotline (Tel:
     (852) 2862 8699) during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays) to enable shareholders to make enquiry of the Company's proposed arrangements set out above.

6. The First Letter and the Second Letter will mention that both languages of each Corporate Communication will be available on the Company's website and that the dial-

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================================================================================

     up enquiry service has been provided as mentioned in the fourth and fifth arrangements described above.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

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"Company"                                    PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Stock Exchange with american depository shares listed on the
                                             New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

"Corporate

                                             Communication" any document issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in Rule 1.01 of the Hong Kong Listing Rules

"Hong Kong"                                  the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"                    the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"Hong Kong Stock Exchange"                   The Stock Exchange of Hong Kong Limited

"PRC"                                        The People's Republic of China

"Share Registrar"                            Hong Kong Registrars Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre,
                                             183 Queen's Road East, Wanchai, Hong Kong
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                                                        By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                             LI HUAIQI
                                                        Secretary to the Board

Beijing, PRC 24 July 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.